EXHIBIT M


             IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                       IN AND FOR NEW CASTLE COUNTY

-----------------------------------------------------x
JOSEPH RUSKAY,                                       :
                                                     : C. A. No. 15975 NC
                    Plaintiff,                       :
                                                     :
             - against -                             : CLASS ACTION COMPLAINT
                                                     :
JACK C. CRIM, JOHN D. MCNAUGHTON,                    :
ALEX STAMATAKIS, DONALD J. ULRICH,                   :
PAUL L. FOSTER, JOSEPH A. ORLANDO,                   :
FRED ISRAEL, JOHN W. STODDER, DAVID                  :
VICTOR, NEIL W. BENSON, and                          :
TALLEY INDUSTRIES, INC.                              :
                                                     :
                  Defendants.                        :
-----------------------------------------------------x

               Plaintiff, by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, as follows:

                           NATURE OF THE ACTION
                           --------------------

               1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Talley Industries, Inc. ("Talley" or the "Company"), and who are similarly situated (the "Class"), for injunctive and other relief. Plaintiff seeks the injunctive relief herein, inter alia, to enjoin the closing of a proposed transaction whereby Carpenter Technology Corporation ("Carpenter") will acquire the Company in a two-step tender offer valued at approximately $312 million. Alternatively, in the event that the proposed transaction is implemented, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the defendants.

                                  PARTIES
                                  -------

               2. Plaintiff has been, at all times relevant hereto, and continues to be, an owner of the Company's $1 Convertible Preferred Series B Stock.

               3. Defendant Talley is a corporation duly organized and existing under the laws of the State of Delaware, with its principal executive offices located at 2702 N. 44th Street, Phoenix, Arizona 85008. The Company produces steel products, ceramic insulators, and welding equipment; makes aerosol insecticides, air fresheners and sanitizers; provides naval architecture and engineering services; and designs and makes solid propellant actuated devices and electronic components for the United States Government. Talley currently supplies Carpenter with stainless bar products to augment the manufacturing capacity of the Carpenter Specialty Alloys Operations main plant in Reading, Pa.

               4. Defendants Jack C. Crim, John D. McNaughton, Alex
Stamatakis, Donald J. Ulrich, Paul L. Foster ("Foster"), Joseph A. Orlando, Fred Israel, John W. Stodder, David Victor, and Neil W. Benson are directors of Talley.

               5. The defendants named in paragraph 4 are hereinafter referred to as the "Individual Defendants."

               6. Because of their positions as officers/directors of Talley, the Individual Defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the Class.

               7. Each defendant herein is sued individually as a conspirator, as well as in his capacity as an officer and/or director of Talley, and the liability of each arises from the fact that each defendant has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                         CLASS ACTION ALLEGATIONS
                         ------------------------

               8. Plaintiff brings this case in his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all holders of the Company's securities, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the Company's principal shareholders, who will be threatened with injury arising from defendants' actions as described more fully below.

               9. This action is properly maintainable as a class action.

               10. The Class is so numerous that joinder of all members is impracticable. As of June, 1997, the Company had 14,113,453 shares outstanding. There are hundreds, if not thousands, of record and beneficial shareholders.

               11. There are questions of law and fact common to the Class including, inter alia, whether:

                    a. defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

                    b. plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

               12. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

               13. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

               14. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                          SUBSTANTIVE ALLEGATIONS
                          -----------------------

               15. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another in total disregard of their fiduciary duties, are attempting to deprive plaintiff and the Class unfairly of the opportunity to maximize the value of their investment in Talley.

               16. Talley has recently reported renewed growth and earnings.

                    a. For example, on July 23, 1997, the Company announced its financial results for the first six months and second quarter of 1997. In particular, for the six months ended June 30, 1997, Talley earned $4.6 million, or 29 cents per share on revenue of $176.2 million. Talley reported a net loss of $1.6 million, or 18 cents per share, on revenue of $189.1 million for the first six-months of 1996. The per share loss for the 1996 six-month period was $1.16 after a charge of 98 cents per share on account of the value of additional shares of common stock issued during the six-month period to induce conversion of preferred stock. The 1996 first half loss reflected various charges and costs associated with the Company's litigation with TRW and the repurchase of senior debentures.

                    b. Commenting on the foregoing Foster stated:

                  We are pleased at the strong operating performance at our business units for the first half of 1997. We look forward to the sale of the final real estate parcel and completing, within the next few weeks, our planned exit from the business. We remain committed to building an automotive airbag business and are continuing our research and development efforts and capital spending programs to create an opportunity for Talley in this critical safety product area.

               17. Notwithstanding Talley's recent, strong operating performance, Talley's recent stock price has been trading at levels less than its intrinsic value. In light of Talley's strong portfolio of products and financial performance, its prospects for future growth and expansion are substantial, and the intrinsic value of the Company is far greater than that reflected in the market price of Talley's stock.

               18. On September 26, 1997, both Talley and Carpenter announced that the latter agreed to buy Talley for $312 million. Under the terms of the agreement, Carpenter will commence an all-cash tender offer for all the outstanding shares of Talley stock at a price of $12 per share of Talley common stock, $16 per share of Talley Series B Preferred Stock, and $11.70 per share of Talley Series A Preferred Stock.

               19. Assuming a majority of Talley's stock is duly tendered under the tender offer and not withdrawn before the expiration date of the offer (Oct. 30, 1997, unless extended), Carpenter will be obligated to complete, in the second step of the tender offer, an all-cash merger whereby all Talley shares remaining outstanding will be acquired at the same per-share prices as under the tender offer.

               20. Commenting on the consideration offered in the transaction, defendant Foster stated: "The $12 price represents an attractive premium above the trading range for our Common Stock the last several years." However, since May 1997, Talley's stock has been trading in the range of $8 to $11 7/16 per share. In fact, the consideration offered -- $12 per share -- represents a small premium, less than 10%, over the price of the Company's stock on the day before the transaction was announced, $11 7/16.

               21. Despite the obvious long-term value of the Talley acquisition for Carpenter, Talley shareholders will be receiving a small takeover premium over Talley's stock price immediately prior to the announcement of the transaction and inadequate value in relation to Talley's contribution to the pro forma combined value of the two firms. The substantial synergies that Carpenter will enjoy by virtue of the transaction are not being adequately compensated in the transaction price. These synergies are not insubstantial. According to Carpenter, although it expects the acquisition to be "slightly" dilutive to earnings per share for fiscal 1998, it anticipates the acquisition to be accretive to earnings per share thereafter. Commenting on the benefits of the transaction, Carpenter Chairman Robert Cardy said, "Our five-year outlook required us to seek out more manufacturing capacity, and this acquisition will give us a modern facility known for its high-quality products and competitive costs."

               22. By entering into the merger agreement with Carpenter, the Individual Defendants have initiated a process to sell the Company that imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. The terms of the proposed transaction were not the result of an auction process or active market check; they are intrinsically unfair and inadequate from the standpoint of Talley's shareholders. Indeed, according to the dissident group, which controls 10.3 percent of Talley's common stock, and which earlier this year ousted the company's chairman and another director, "It is difficult to put a number on it because the company is not allowing other parties to come in and look at the books. But if you look at the different segments of the business and add the values, I think we are looking at about $18 per share." William Danzell, one of two shareholders who organized the dissident group in a bid to force the directors to take steps to shore up the share price, went on to say that the Individual Defendants:

                  decided to sell the company and only let Carpenter in the door. Without having market forces, you have a very low valuation placed on the company.

Further, according to Danzell, "reputable investment banks and other companies" asked to be part of the sale process and were rebuffed by Talley and its investment bank J.P. Morgan.

               23. Indeed, the dissident group stated that the offer is inadequate. "Carpenter is bottom fishing," said Danzell.

               24. The dissident group was organized last January. In May 1997, it successfully waged a proxy fight to oust Talley's chairman and chief executive, William Mallender, and another director, Townsend W. Hoopes.

               25. After the transaction closes, Carpenter said it plans to invest in Talley's metal operations to increase capacity and reduce costs, and expects to sell eight units in Talley's government products and services group. The government products group accounted for $148 million of revenue in 1996, and the industrial products group, reported revenues of $74 million in 1996. Recognizing the value of Talley's various businesses, the dissident group said that Talley could garner a higher price for shareholders if the Company was sold piecemeal.

               26. The consideration to be paid to Class members in the proposed transaction is unfair and inadequate because, among other reasons:

                    a. The intrinsic value of Talley's common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company; and

                    b. The price is not the result of an appropriate consideration of the value of Talley because the Individual Defendants approved the proposed transaction without undertaking steps to accurately ascertain Talley's true value through open bidding or at least a "market check mechanism."

               27. The terms of the proposed transaction are grossly unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by the Individual Defendants by virtue of their positions of control of Talley and that possessed by Talley's public shareholders.

               28. As a result of defendants' action, plaintiff and the Class have been and will be damaged by the breaches of fiduciary duty and, therefore, plaintiff and the Class will not receive the fair value of Talley's assets and businesses.

               29. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to exclude plaintiff and the Class from the fair proportionate share of Talley's valuable assets and businesses, all to the irreparable harm of the Class.

               30. Plaintiff and the Class have no adequate remedy of law.

               WHEREFORE, plaintiff prays for judgment and relief as follows:

                    a. declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

                    b. declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

                    c. preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the transaction;

                    d. in the event the transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

                    e. awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

                    f. awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

                    g. granting such other and further relief as may be just and proper.

                                     ROSENTHAL MONHAIT GROSS
                                       & GODDESS, P.A.



                                     By: /s/ J.A. Rosenthal
                                     -----------------------------

                                     Suite 1401 Mellon Bank Center
                                     Wilmington, Delaware 19899
                                     (302) 656-4433
                                     Attorneys for Plaintiff

OF COUNSEL:

POMERANTZ HAUDEK BLOCK & GROSSMAN
100 Park Avenue, 26th Floor
New York, NY  10017-5516
(212) 661-1100